

Mail Stop 4631

June 18, 2009

via U.S. mail and facsimile

Peter C. DeChants, CFO
Kaydon Corporation
315 Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

> **RE: Kaydon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 1-11333**

Dear Mr. DeChants:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Analysis of 2008 Operations Compared to 2007 Operations, page 9

1. In future filings, please ensure you quantify the impact of each factor when you identify multiple and/or offsetting factors contributing to fluctuations. For example, quantify the impact a full year of sales from Avon had on consolidated net sales and on Friction Control Products' net sales. Also refer to your discussion of the factors impacting the other reportable segments' net sales that do not provide quantification of the factors disclosed. Further, your discussion of gross margin attributes the decline to a combination of (a) product mix shifts, (b) incurrence of costs for the wind energy expansion, and (c) inclusion of Avon without quantification. Refer to Items 303(A)(3)(i) and (iii) of Regulation S-K for guidance.

2. In future filings, please provide a more detailed analysis of the factors that impact the areas comprising income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross margins, selling, general and administrative expenses as a percentage of net sales, operating income margins, et cetera. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.

   Specifically, you attribute several factors to the changes in net sales for each of the reportable segments. However, you provide limited insight as to the causes behind each of the factors disclosed. For example, you note that the decline in Sealing Products' net sales is due to lower demand in the defense and railroad markets while the demand in the petroleum processing market was flat. It is unclear how this disclosure adequately explains to investors why the decline in the Sealing Products' net sales occurred and whether further declines may be expected in the future.

   Further, we note that you attribute the decline in gross margins to a shift in product mix, in part. However, you have not provided investors with any insight as to how the product mix has shifted, why there was a shift in product mix, and whether the product shift may remain constant or differ in the future.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. Please also note that the above are examples areas in your discussion and analyses that could be improved upon. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Critical Accounting Policies and Estimates, page 13

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13

3. We note that goodwill represents approximately 18% of total assets as of December 31, 2008 and April 4, 2009. We further note that the general economic environment has begun to impact your operating results. In future filings, please revise your discussion regarding your estimates of the fair value of the reporting units for purposes of testing goodwill for impairment to provide investors with a better understanding of your reporting units and how you estimate the fair values of the reporting units. Specifically, please ensure your disclosures address the following, as appropriate:

    - Define the reporting unit level at which you test goodwill for impairment, and disclose the number of reporting units you estimate the fair value for purposes of testing goodwill for impairment.
    - Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented. Please ensure your disclosure allows investors to identify the reportable segment the disclosed reporting units are included. If all of your reporting units have estimated fair values that materially exceed the carrying values, please disclose as such.
    - As your results began to be negatively impacted by the general economic environment and the credit crisis towards the end of fiscal year 2008 and into fiscal year 2009, please clarify whether the discounted cash flows models have factored in the declines in net sales and operating income.
    - We note that you have disclosed the discount rate and the growth rate in perpetuity used to calculate the terminal value. Please explain to investors why all of your reporting units were able to use the same discount rate and growth rate in perpetuity. Otherwise, please clarify what the rates disclosed represent.

- For those reporting units with estimated fair values that are close to the carrying values, if any, please provide qualitative and quantitative descriptions of all the material assumptions used for each reporting unit and for each period presented and provide a sensitivity analysis of those assumptions. In addition to the discount rate, examples of assumptions for a discounted cash flow method include (a) the revenue growth rates, (b) the operating profit margins, and (c) the terminal rate. Include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test.

Please provide us with the disclosures you intend to include in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Retirement Benefits, page 14

4. We note that the change in your pension plans from being fully funded to an unfunded status is primarily due to adverse returns on your plan assets. We encourage you in future filings to provide a discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic benefit cost and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. Please include a discussion of those estimates and assumptions that are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Notes to Consolidated Financial Statements - General

5. We note your disclosure on page 4 that costs related to legal proceedings and settlements have materially impacted your consolidated financial statements and that it is possible the cost of current known or future unknown litigation and claims could have a material adverse effect to you. In future filings, please include the disclosures required by paragraph 9 and 10 of SFAS 5 for your known litigation and claims. If the likelihood is remote that a material amount of loss or additional loss has been incurred, please state as such. Please provide us with the disclosures you intend to include in future filings.

6. We note that you recognized a $5 million pre-tax gain on the sale of a component of the Friction Control Products reporting segment within selling, general and administrative expenses line item of the consolidated statements of income during fiscal year 2007. In future filings, please provide the disclosures required by paragraph 47 of SFAS 144, as we note that the gain is 4.8% of income before income taxes. Further, please ensure your disclosure provides investors with sufficient information to understand why you did not classify the sale within discontinued operations based on the guidance in paragraphs 41-44 of SFAS 144.

Form 10-Q for the Fiscal Quarter Ended April 4, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 16

7. We note that inventories, net increased 17.7% as of April 4, 2009, compared to December 31, 2008; however, net sales for the first quarter of fiscal year 2009 declined as compared to the same quarter for fiscal year 2008 and for the fourth quarter of fiscal year 2008. We also note that inventories, net is 27.6% of total current assets and 14.9% of total assets as of April 4, 2009. As such, please provide a discussion and analysis of the realizability of inventories, net in future filings to allow investors to understand why inventories are increasing even though sales are declining and considering you expect this trend to continue for at least a significant portion of 2009. In this regard, you may consider providing inventory turnover ratios along with an analysis of the differences between reporting periods. Refer to Instruction 1 to Item 303(A) of Regulation S-K for guidance.

8. We note your disclosure on page 18 that a bankruptcy filing by a significant wind energy customer may result in uncollectible accounts receivable and unusable inventory. In future filings, please disclose the amount of accounts receivable and inventory that are at risk for being uncollectible or unrealizable, respectively. Provide discussion in MD&A of the potential impact on your orders, sales and profitability. Refer to Item 303(A)(1) of Regulation S-K and Instructions 2 and 3 of Item 303(A) of Regulation S-K for guidance.

Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 12

9. We note that you use survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the survey data had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

10. A principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different from other executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note the disparities between the amounts of cash and equity compensation you paid to Mr. O'Leary and the amounts you paid to your other named executive officers. With a view toward future disclosure, please provide us with a more detailed discussion of how and why Mr. O'Leary's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Role of Management and the NEOs in Determining Executive Compensation, page 13

11. We note that your chief executive officer is actively involved in recommending executive compensation to the Compensation Committee. Please clarify whether the compensation committee conducts its own independent evaluation of the recommendations it receives from your executive management team.

Base Salaries, page 14

12. We note that base salaries for your named executive officers are initially determined by the compensation committee at levels deemed appropriate to attract candidates for specific positions, taking into account other elements of the company's compensation package.

    With a view toward future disclosure, please tell us what other elements the committee considered when setting the initial base salary of the named executive officers and the relative weight given to each element considered. In future filings, please provide a materially complete description of the factors that went into setting and adjusting the base salaries for your named executive officers.

13. We note your statement on page 14 that you do not disclose your EBITDA performance target used in connection with your annual incentives. For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation, we believe that target should be disclosed. The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Long-Term Equity Incentive Program, page 15

14. With a view toward future disclosure, please provide us with a materially complete analysis of how and why the compensation committee established the mix and amounts of equity awards granted in 2008.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Dieter King, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief